Exhibit 99.5

Power Solutions Business of Johnson Controls International plc

Combined Financial Statements

Quarter Ended December 31, 2018

Power Solutions Business of Johnson Controls International plc

Power Solutions Business of Johnson Controls International plc

Combined Statements of Income

(in millions; unaudited)

	Three Months Ended December 31,
	2018	2017
Net sales	$2,427	$2,130
Cost of sales	1,941	1,661
Gross profit	486	469

Selling, general and administrative expenses	(170)	(128)
Restructuring and impairment costs	—	(4)
Net financing charges	(10)	(14)
Equity income	13	13
Income before income taxes	319	336
Income tax provision	112	252
Net income	207	84
Income attributable to noncontrolling interests	15	13
Net income attributable to Power Solutions	$192	$71

The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Combined Statements of Comprehensive Income (Loss)

(in millions; unaudited)

	Three Months Ended December 31,
	2018	2017
Net income	$207	$84
Other comprehensive income (loss), net of tax:
Foreign currency translation	(40)	23
Realized and unrealized losses on derivatives	(1)	(1)
Realized and unrealized losses on marketable securities	—	(4)
Other comprehensive income (loss), net of tax	(41)	18
Total comprehensive income	166	102
Comprehensive income attributable to noncontrolling interests	16	17
Comprehensive income attributable to Power Solutions	$150	$85

The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Combined Statements of Financial Position

(in millions; unaudited)

	December 31, 2018	September 30, 2018
Assets
Cash and cash equivalents	$17	$15
Accounts receivable - net	1,466	1,443
Inventories	1,370	1,405
Other current assets	249	185
Current assets	3,102	3,048
Property, plant and equipment - net	2,762	2,764
Goodwill	1,085	1,092
Other intangible assets - net	156	161
Investments in partially-owned affiliates	463	453
Noncurrent income tax assets	495	806
Other noncurrent assets	56	93
Total assets	$8,119	$8,417
Liabilities and Invested Equity
Short-term debt	$7	$9
Current portion of long-term debt	23	25
Accounts payable	1,048	1,237
Accrued compensation and benefits	123	152
Other current liabilities	476	405
Current liabilities	1,677	1,828
Long-term debt	30	31
Pension and postretirement benefits	103	103
Noncurrent income tax liabilities	307	253
Other noncurrent liabilities	44	50
Long-term liabilities	484	437
Commitments and contingencies (Note 16)
Parent company investment	6,109	6,285
Accumulated other comprehensive loss	(442)	(408)
Invested equity attributable to Power Solutions	5,667	5,877
Noncontrolling interest	291	275
Total invested equity	5,958	6,152
Total liabilities and invested equity	$8,119	$8,417

The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Combined Statements of Cash Flows

(in millions; unaudited)

	Three Months Ended December 31,
	2018	2017
Operating Activities
Net income attributable to Power Solutions	$192	$71
Income attributable to noncontrolling interests	15	13
Net income	207	84
Adjustments to reconcile net income to cash provided (used) by operating activities:
Depreciation and amortization	63	60
Pension and postretirement benefit expense (income)	1	—
Pension and postretirement contributions	(1)	(1)
Equity in earnings of partially-owned affiliates, net of dividends received	(9)	(3)
Deferred income taxes	67	29
Non-cash restructuring and impairment charges	—	2
Share-based compensation	3	3
Other	(2)	(16)
Changes in assets and liabilities:
Accounts receivable	(33)	(20)
Inventories	46	(50)
Other assets	(62)	202
Restructuring reserves	(1)	(3)
Accounts payable and accrued liabilities	(150)	(364)
Accrued income taxes	5	(3)
Net cash provided (used) by operating activities	134	(80)

Investing Activities
Capital expenditures	(87)	(111)
Changes in long-term investments	(14)	(5)
Loans to affiliates	37	—
Net cash used by investing activities	(64)	(116)

Financing Activities
Increase (decrease) in short-term debt - net	(2)	12
Repayment of long-term debt	(7)	(6)
Employee equity-based compensation withholding taxes	(2)	—
Net transfers from (to) parent	(57)	189
Net cash provided (used) by financing activities	(68)	195
Effect of exchange rate changes on cash and cash equivalents	—	—
Net increase in cash and cash equivalents	2	(1)
Cash and cash equivalents at beginning of period	15	20
Cash and cash equivalents at end of period	$17	$19

The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Combined Statements of Invested Equity

(in millions; unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Loss	Invested Equity Attributable to Power Solutions	Noncontrolling Interest	Total Invested Equity
Balance as of September 30, 2017	$6,071	$(238)	$5,833	$16	$5,849
Comprehensive income:
Net income	71	—	71	—	71
Other comprehensive income, net of tax	—	14	14	—	14
Comprehensive income	71	14	85	—	85
Change in parent company investment	192	—	192	—	192
Balance as of December 31, 2017	$6,334	$(224)	$6,110	$16	$6,126

Balance as of September 30, 2018	$6,285	$(408)	$5,877	$275	$6,152
Comprehensive income (loss):
Net income	192	—	192	15	207
Other comprehensive income (loss), net of tax	—	(42)	(42)	1	(41)
Comprehensive income (loss)	192	(42)	150	16	166
Adoption of ASC 606	(33)	—	(33)	—	(33)
Adoption of ASU 2016-01	(8)	8	—	—	—
Adoption of ASU 2016-16	(273)	—	(273)	—	(273)
Change in parent company investment	(54)	—	(54)	—	(54)
Balance as of December 31, 2018	$6,109	$(442)	$5,667	$291	$5,958

The accompanying notes are an integral part of the combined financial statements.

Power Solutions Business of Johnson Controls International plc

Notes to Combined Financial Statements (unaudited)

1.             Financial Statements

On March 12, 2018, Johnson Controls International plc (“JCI” or the “Parent Company”) announced it is exploring strategic alternatives for its Power Solutions business (the “Company” or “Power Solutions”). On November 13, 2018, JCI entered into a Stock and Asset Purchase Agreement (“Purchase Agreement”) with BCP Acquisitions LLC (“Purchaser”). The Purchaser is a newly-formed entity controlled by investment funds managed by Brookfield Capital Partners LLC. Pursuant to the Purchase Agreement, on the terms and subject to the conditions therein, JCI has agreed to sell, and Purchaser has agreed to acquire, Power Solutions for a purchase price of $13.2 billion. Net cash proceeds are expected to be $11.4 billion after tax and transaction-related expenses. The transaction is expected to close by June 30, 2019, subject to customary closing conditions and required regulatory approvals.

These combined financial statements reflect the combined historical results of the operations, financial position and cash flows of Power Solutions. The Parent Company is a corporation organized under the laws of Ireland.

In the opinion of the Company, the accompanying unaudited combined financial statements contain all adjustments (which  include normal recurring adjustments) necessary to state fairly the financial position, results of operations and cash flows for the periods presented. The combined statement of financial position at September 30, 2018 was derived from the audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements pursuant to applicable rules and regulations.

Basis of Presentation

These combined financial statements were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of JCI as if Power Solutions had been operating as a stand-alone company for all periods presented. These combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as included in the consolidated statements of financial position of JCI. The combined statements of income include allocations for certain support functions that are provided on a centralized basis by the Parent Company and subsequently recorded at the business unit level, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of combined sales, headcount or other measures of the Company or the Parent Company. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from the Parent Company, are reasonable and applied consistently for all periods presented. Nevertheless, the combined financial statements may not include all actual expenses that would have been incurred by Power Solutions and may not reflect the combined results of operations, financial position and cash flows had it been a stand-alone company during the years presented. Actual costs that would have been incurred if Power Solutions had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Principles of Combination

The combined financial statements include certain assets and liabilities that have historically been held at the Parent Company level but are specifically identifiable or otherwise attributable to Power Solutions. All significant intercompany transactions and accounts within the Company’s combined businesses have been eliminated. All intercompany transactions between the Company and the Parent Company have been included in these combined statements of financial position as parent company investment. Expenses related to corporate allocations from the Parent Company to the Company are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. See Note 17, “Related Party Transactions and Parent Company Investment,” of the notes to combined financial statements for further details.

The results of companies acquired or disposed of during the year are included in the combined financial statements from the effective date of acquisition or up to the date of disposal. During the three months ended December 31, 2018 and 2017, the Company had no significant acquisitions or divestitures. Investments in partially-owned affiliates are accounted for by the equity method when the Company’s interest exceeds 20% and the Company does not have a controlling interest.

Under certain criteria as provided for in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation,” the Company may consolidate a partially-owned affiliate. To determine whether to consolidate a partially-owned affiliate, the Company first determines if the entity is a variable interest entity (“VIE”). An entity is considered to be a VIE if it has one of the following characteristics: 1) the entity is thinly capitalized; 2) residual equity holders do not control the entity; 3) equity holders are shielded from economic losses or do not participate fully in the entity’s residual economics; or 4) the entity was established with non-substantive voting rights. If the entity meets one of these characteristics, the Company then determines if it is the primary beneficiary of the VIE. The party with the power to direct activities of the VIE that most significantly impact the VIE’s economic performance and the potential to absorb benefits or losses that could be significant to the VIE is considered the primary beneficiary and consolidates the VIE. If the entity is not considered a VIE, then the Company applies the voting interest model to determine whether or not the Company shall consolidate the partially-owned affiliate.

Consolidated VIEs

In fiscal 2012, a pre-existing VIE accounted for under the equity method was reorganized into three separate investments as a result of the counterparty exercising its option to put its interest to the Company. The Company acquired additional interests in two of the reorganized group entities. The reorganized group entities are considered to be VIEs as the other owner party has been provided decision making rights but does not have equity at risk. The Company was considered the primary beneficiary of one of the entities due to the Company’s power pertaining to decisions over significant activities of the entity. As such, this VIE was consolidated within the Company’s combined statements of financial position as of September 30, 2017. During the three months ended December 31, 2017, certain joint venture agreements were amended and, as a result, the Company can no longer make key operating decisions considered to be most significant to the VIE. As such, the Company is no longer considered the primary beneficiary of this entity, and the Company deconsolidated the entity during the three months ended December 31, 2017. The impact of the entity on the Company’s combined statements of income for the three months ended December 31, 2018 and 2017 was not material.

The Company did not have a significant variable interest in any other consolidated VIEs for the presented reporting periods.

Nonconsolidated VIEs

As mentioned previously within the “Consolidated VIEs” section above, in fiscal 2012, a pre-existing VIE was reorganized into three separate investments as a result of the counterparty exercising its option to put its interest to the Company. The reorganized group entities are considered to be VIEs as the other owner party has been provided decision making rights but does not have equity at risk. The VIEs are named as co-obligors under a third party debt agreement in the amount of $153 million, maturing in fiscal 2020, under which a VIE could become subject to paying more than its allocated share of the third party debt in the event of bankruptcy of one or more of the other co-obligors. The other co-obligors, all related parties in which the Company is an equity investor, consist of the remaining group entities involved in the reorganization. As part of the overall reorganization transaction, the Company has also provided financial support to the group entities in the form of loans totaling $38 million as of September 30, 2018, which are subordinate to the third party debt agreement. The loans were repaid during the three months ended December 31, 2018. The Company is a significant customer of certain co-obligors, resulting in a remote possibility of loss. Additionally, the Company is subject to a floor guaranty expiring in fiscal 2022; in the event that the other owner party no longer owns any part of the group entities due to sale or transfer, the Company has guaranteed that the proceeds received from the sale or transfer will not be less than $25 million. The Company has partnered with the group entities to design and manufacture battery components. The Company is not considered to be the primary beneficiary of three of the entities as of September 30, 2018 and December 31, 2018, as the Company cannot make key operating decisions considered to be most significant to the VIEs. Therefore, the entities are accounted for under the equity method of accounting as the Company’s interest exceeds 20% and the Company does not have a controlling interest. The Company’s maximum exposure to loss includes the partially-owned affiliate investment balance of $44 million and $43 million at December 31, 2018 and September 30, 2018, respectively, as well as the subordinated loan from the Company at September 30, 2018, third party debt agreement and floor guaranty mentioned above. Current liabilities due to the VIEs are not material and represent normal course of business trade payables for all presented periods.

The Company did not have a significant variable interest in any other nonconsolidated VIEs for the presented reporting periods.

Description of Business

The Company is a leading global supplier of lead-acid automotive batteries for virtually every type of passenger car, light truck and utility vehicle. The Company serves both automotive original equipment manufacturers and the general vehicle battery aftermarket. The Company also supplies advanced battery technologies to power start-stop, hybrid and electric vehicles.

Date of Management’s Review

Management has evaluated subsequent events through February 8, 2019, the date the financial statements were issued.

2.             New Accounting Standards

Recently Adopted Accounting Pronouncements

In March 2018, the FASB issued ASU No. 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” to add various SEC paragraphs pursuant to the issuance of SEC Staff Accounting Bulletin No. 118 (“SAB 118”) to ASC 740 “Income Taxes.” SAB 118 was issued by the SEC in December 2017 to provide immediate guidance for accounting implications of U.S. Tax Reform under the “Tax Cuts and Jobs Act” in the period of enactment. SAB 118 provides for a provisional one year measurement period for entities to finalize their accounting for certain income tax effects related to the “Tax Cuts and Jobs Act.” The Company applied this guidance to its combined financial statements and related disclosures beginning in the first quarter of fiscal 2018. In the first quarter of fiscal 2019, the Company completed its analysis of all enactment-date income tax effects of the U.S. tax law change. Refer to Note 14, “Income Taxes,” of the notes to combined financial statements for further information.

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory.” The ASU requires the tax effects of all intra-entity sales of assets other than inventory to be recognized in the period in which the transaction occurs. The guidance was early adopted by the Company for the quarter ending December 31, 2018. The changes were applied by means of a cumulative-effect adjustment which resulted in a reduction to parent company investment and noncurrent income tax assets of $273 million.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments, including marketable securities. Additionally in February 2018, the FASB issued ASU No. 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides additional clarification on certain topics addressed in ASU No. 2016-01. ASU No. 2016-01 and ASU No. 2018-03 were early adopted by the Company for the quarter ending December 31, 2018. The changes were applied by means of a cumulative-effect adjustment which resulted in a decrease to parent company investment of $8 million. The new standard requires the mark-to-market of marketable securities investments previously recorded within accumulated other comprehensive income on the statement of financial position be recorded in the statement of income on a prospective basis beginning as of the adoption date. The adoption of this guidance did not have a material impact to the statement of income in the first quarter of fiscal 2019.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No. 2014-09 and its related amendments (collectively, the “New Revenue Standard”) clarify the principles for recognizing revenue when an entity either enters into a contract with customers to transfer goods or services or enters into a contract for the transfer of non-financial assets. The Company early adopted the New Revenue Standard on October 1, 2018 using a modified retrospective approach. Under the New Revenue Standard, revenue recognition is impacted as certain customers return battery cores which are now included in the transaction price as noncash consideration. As of October 1, 2018, the Company applied the New Revenue Standard to contracts that were not completed as of this date and recognized a cumulative-effect adjustment of a reduction to parent company investment of $33 million, which relates primarily to deferred revenue recorded for certain battery core returns that represent a material right provided to customers. The prior period comparative information has not been restated and continues to be reported under the previous guidance.

The impact of adoption of the New Revenue Standard to the Company’s combined statement of income for the three months ended December 31, 2018 was an increase to net sales of approximately $318 million and an immaterial impact to gross profit and net income.

The impact of adoption of the New Revenue Standard to the Company’s combined statement of financial position as of December 31, 2018 is as follows (in millions):

	December 31, 2018
	As reported	Under previous accounting guidance	Impact from adopting the New Revenue Standard
Combined Statement of Financial Position

Assets

Other current assets	249	239	10
Noncurrent income tax assets	495	489	6

Liabilities and Invested Equity

Other current liabilities	476	437	39
Parent company investment	6,109	6,132	(23)

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” ASU No. 2016-02 requires recognition of operating leases as lease assets and liabilities on the balance sheet, and disclosure of key information about leasing arrangements. The original standard was effective retrospectively for the Company for the quarter ending December 31, 2020 with early adoption permitted; however in July 2018 the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements,” which provides an additional transition method that permits changes to be applied by means of a cumulative-effect adjustment recorded in parent company investment as of the beginning of the fiscal year of adoption. The FASB further amended Topic 842 by issuing ASU No. 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,” which provides an optional transition practical expedient for existing or expired land easements that were not previously recorded as leases, ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” and ASU No. 2018-20, “Leases (Topic 842): Narrow-Scope Improvements for Lessors.” The Company expects to early adopt the combined guidance as of the quarter ended December 31, 2019. The Company is currently assessing the impact adoption of this guidance will have on its combined financial statements. The Company has started the assessment process by evaluating the population of leases under the revised definition of what qualifies as a leased asset. The Company is the lessee under various agreements for facilities and equipment that are currently accounted for as operating leases. The new guidance will require the Company to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. The Company expects the new guidance will have an impact on its combined statements of financial position for the addition of right-of-use assets and lease liabilities, but the Company does not expect it to have a material impact on its combined statements of income and its combined statements of cash flows.

Other recently issued accounting pronouncements are not expected to have a significant impact on the Company’s combined financial statements.

3.             Revenue

The Company services both automotive original equipment manufacturers and the battery aftermarket by providing advanced battery technology, coupled with systems engineering, marketing and service expertise. The Power Solutions business recognizes revenue at the point in time when control over the goods or services transfers to the customer.

The transaction price includes the total consideration expected to be received under the contract which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Certain agreements contain price arrangements that represent material rights to customers for battery core returns. Material rights are accounted for as separate performance obligations and recognized as a deferred revenue within other current liabilities in the combined statements of financial position. Material rights are recognized as revenue as the option is exercised or expires.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar  sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company has elected to present amounts collected from customers for sales and other taxes net of the related amounts remitted.

Disaggregated Revenue

The following tables presents disaggregation of revenues by geography for the three months ended December 31, 2018 (in millions):

Three Months Ended December 31,
2018
Americas	$1,488
Europe	613
Asia	326
Total Power Solutions revenue	$2,427

Contract Balances

Contract assets relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist primarily of unbilled receivables. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract and consist of deferred revenue. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

The following table presents the location and amount of contract balances in the the Company’s combined statements of financial position (in millions):

	Location of contract balances	December 31, 2018	October 1, 2018
Contract assets - current	Accounts receivable - net	$41	$35
Contract assets - current	Other current assets	5	2
Contract liabilities - current	Other current liabilities	(40)	(64)
Total		$6	$(27)

For the three months ended December 31, 2018, the Company recognized revenue of $64 million that was included in the beginning contract liability balance.

Remaining Performance Obligations

A performance obligation is a distinct good, service, or a bundle of goods and services promised in a contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, each product sold to a customer typically represents a distinct performance obligation. The Company satisfies performance obligations at a point in time. The Company has applied the practical expedient to exclude the value of remaining performance obligations for contracts with an original expected duration of one year or less.

4.    Inventories

Inventories consisted of the following (in millions):

	December 31, 2018	September 30, 2018
Raw materials and supplies	$425	$384
Work-in-process	341	390
Finished goods	604	631
Inventories	$1,370	$1,405

5.    Goodwill and Other Intangible Assets

At December 31, 2018 and September 30, 2018, the carrying amount of goodwill was $1,085 million and $1,092 million, respectively. The changes in the carrying amount of goodwill during the three months ended December 31, 2018 was the result of foreign currency translation.

The Company’s other intangible assets, primarily from business acquisitions valued based on independent appraisals, consisted of (in millions):

	December 31, 2018			September 30, 2018
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets
Technology	$17	$(15)	$2	$17	$(15)	$2
Customer relationships	133	(66)	67	137	(65)	72
Miscellaneous	38	(14)	24	38	(14)	24
Total amortized intangible assets	188	(95)	93	192	(94)	98
Unamortized intangible assets	63	—	63	63	—	63
Total other intangible assets	$251	$(95)	$156	$255	$(94)	$161

Amortization of other intangible assets for the three month periods ended December 31, 2018 and 2017 was $2 million. Excluding the impact of any future acquisitions, the Company anticipates amortization for fiscal 2020, 2021, 2022, 2023 and 2024 will be approximately $8 million, $7 million, $6 million, $6 million and $6 million per year, respectively.

6.    Net Financing Charges

The Company’s net financing charges line item in the combined statement of income for the three months ended December 31, 2018 and 2017 contained the following components (in millions):

	Three Months Ended December 31,
	2018	2017
Interest expense	$2	$9
Supply chain financing fees	9	6
Interest income	(1)	—
Net foreign exchange results for financing activities	—	(1)
Net financing charges	$10	$14

7.    Derivative Instruments and Hedging Activities

The Parent Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in foreign currency and commodities. Under the Parent Company’s policy, the use of derivatives is restricted to those intended for hedging purposes; the use of any derivative instrument for speculative purposes is strictly prohibited. A description of each type of derivative utilized by the Parent Company to manage the Company’s risk is included in the following paragraphs.

Cash Flow Hedges

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in foreign currency exchange rates. The Parent Company selectively hedges the Company’s anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange hedge contracts. The Parent Company hedges 70% to 90% of the nominal amount of each of the Company’s known foreign exchange transactional exposures. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (“AOCI”) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates during the three months ended December 31, 2018 and 2017.

The Parent Company selectively hedges anticipated transactions that are subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks are systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions, typically sales, occur and affect earnings. The maturities of the commodity hedge contracts coincide with the expected purchase of the commodities. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices during the three months ended December 31, 2018 and 2017.

The Company had the following outstanding contracts to hedge forecasted commodity purchases (in metric tons):

	Volume Outstanding as of
Commodity	December 31, 2018	September 30, 2018
Polypropylene	29,482	15,868
Lead	29,016	49,066
Tin	3,588	3,076

Derivatives Not Designated as Hedging Instruments

The Company also holds certain foreign currency forward contracts which do not qualify for hedge accounting treatment. The change in fair value of foreign currency exchange derivatives not designated as hedging instruments under ASC 815 are recorded in the combined statements of income.

Fair Value of Derivative Instruments

The following table presents the location and fair values of derivative instruments and hedging activities included in the Company’s combined statements of financial position (in millions):

	Derivatives and Hedging Activities Designated as Hedging Instruments under ASC 815		Derivatives and Hedging Activities Not Designated as Hedging Instruments under ASC 815
	December 31,	September 30,	December 31,	September 30,
	2018	2018	2018	2018
Other current assets
Foreign currency exchange derivatives	$3	$2	$53	$30
Commodity derivatives	1	1	—	—
Total assets	$4	$3	$53	$30

Other current liabilities
Foreign currency exchange derivatives	$3	$—	$8	$8
Commodity derivatives	11	12	—	—
Total liabilities	$14	$12	$8	$8

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk.  The Parent Company has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Parent Company deals with major banks worldwide having strong investment grade long-term credit ratings. To further reduce the risk of loss, the Parent Company generally enters into International Swaps and Derivatives Association master netting agreements with substantially all of its counterparties. The Parent Company’s derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Parent Company or the counterparties. The Parent Company’s exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. The Parent Company does not anticipate any non-performance by any of its counterparties, and the concentration of risk with financial institutions does not present significant credit risk to the Parent Company or the Company.

Derivatives Impact on the Statements of Income and Statements of Comprehensive Income

The following table presents the pre-tax gains (losses) recorded in other comprehensive income (loss) related to cash flow hedges for the three months ended December 31, 2018 and 2017 (in millions):

Derivatives in ASC 815 Cash Flow	Three Months Ended December 31,
Hedging Relationships	2018	2017
Foreign currency exchange derivatives	$(2)	$6
Commodity derivatives	(3)	—
Total	$(5)	$6

The following tables present the location and amount of the pre-tax gains (losses) on cash flow hedges reclassified from AOCI into the Company’s combined statements of income for the three months ended December 31, 2018 and 2017 (in millions):

	Location of Gain (Loss)
Derivatives in ASC 815 Cash Flow	Recognized in Income on	Three Months Ended December 31,
Hedging Relationships	Derivative	2018	2017
Foreign currency exchange derivatives	Cost of sales	$1	$—
Commodity derivatives	Cost of sales	(5)	3
Total		$(4)	$3

The following table presents the location and amount of pre-tax gains (losses) on derivatives not designated as hedging instruments recognized in the Company’s combined statements of income for the three months ended December 31, 2018 and 2017 (in millions):

	Location of Gain (Loss)
Derivatives Not Designated as Hedging	Recognized in Income on	Three Months Ended December 31,
Instruments under ASC 815	Derivative	2018	2017
Foreign currency exchange derivatives	Cost of sales	$(3)	$—
Foreign currency exchange derivatives	Net financing charges	29	1
Foreign currency exchange derivatives	Income tax provision	—	2
Total		$26	$3

8.    Fair Value Measurements

ASC 820, “Fair Value Measurement,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2018 (in millions):

	Fair Value Measurements Using:
	Total as of December 31, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$56	$—	$56	$—
Commodity derivatives	1	—	1	—
Other noncurrent assets
Investments in marketable common stock	2	2	—	—
Total assets	$59	$2	$57	$—
Other current liabilities
Foreign currency exchange derivatives	$11	$—	$11	$—
Commodity derivatives	11	—	11	—
Total liabilities	$22	$—	$22	$—

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2018 (in millions):

	Fair Value Measurements Using:
	Total as of September 30, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$32	$—	$32	$—
Commodity derivatives	1	—	1	—
Other noncurrent assets
Investments in marketable common stock	2	2	—	—
Total assets	$35	$2	$33	$—
Other current liabilities
Foreign currency exchange derivatives	$8	$—	$8	$—
Commodity derivatives	12	—	12	—
Total liabilities	$20	$—	$20	$—

Valuation Methods

Foreign currency exchange derivatives: The foreign currency exchange derivatives are valued under a market approach using publicized spot and forward prices.

Commodity derivatives: The commodity derivatives are valued under a market approach using publicized prices, where available, or dealer quotes.

Investments in marketable common stock:  Investments in marketable common stock are valued using a market approach based on the quoted market prices. During the three months ended December 31, 2018, there were no unrealized gains (losses) in the combined statements of income on these investments that were still held as of December 31, 2018.

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. The fair value of long-term debt was $53 million and $57 million at December 31, 2018 and September 30, 2018, respectively, which was determined using a discounted cash flow approach based on observable market inputs for similar instruments classified as Level 2 inputs within the ASC 820 fair value hierarchy.

9.    Stock-Based Compensation

The Parent Company provides stock-based compensation to certain of the Company’s employees under various plans as described below.

During September 2016, the shareholders of the Parent Company approved the Johnson Controls International plc 2012 Share and Incentive Plan (the “Plan”). The types of awards authorized by the Plan comprise of stock options, stock appreciation rights, performance shares, performance units and other stock-based awards. The Compensation Committee of the Parent Company’s Board of Directors will determine the types of awards to be granted to individual participants and the terms and conditions of the awards. Awards are typically granted annually in the Company’s fiscal first quarter. A summary of the stock-based awards granted during the three month periods ended December 31, 2018 and 2017 is presented below:

	Three Months Ended December 31,
	2018		2017
	Number Granted	Weighted Average Grant Date Fair Value	Number Granted	Weighted Average Grant Date Fair Value
Stock options	244,310	$5.56	190,408	$7.05
Restricted stock/units	281,329	33.39	245,609	37.36
Performance shares	74,479	36.28	60,917	36.31

Stock Options

Stock options are granted with an exercise price equal to the market price of the Parent Company’s stock at the date of grant. Stock option awards typically vest between two and three years after the grant date and expire ten years from the grant date.

The fair value of each option is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table.  The expected life of options represents the period of time that options granted are expected to be outstanding, assessed separately for executives and non-executives. The risk-free interest rate for periods during the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the historical volatility of the Parent Company’s stock since October 2016 blended with the historical volatility of certain peer companies’ stock prior to October 2016 over the most recent period corresponding to the expected life as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of the Parent Company’s ordinary shares as of the grant date.  The Parent Company uses historical data to estimate option exercises and employee terminations within the valuation model.

	Three Months Ended December 31,
	2018	2017
Expected life of option (years)	6.4	6.5
Risk-free interest rate	2.77%	2.28%
Expected volatility of the Parent Company’s stock	21.80%	23.70%
Expected dividend yield on the Parent Company’s stock	3.29%	2.78%

Restricted (Nonvested) Stock

The Plan provides for the award of restricted stock to certain employees. These awards are primarily share settled.  Restricted awards typically vest over a period of three years from the grant date. The Plan allows for different vesting terms on specific grants with approval by the Board of Directors.  The value of restricted awards is based on the closing market value of the Parent Company’s ordinary shares on the date of grant.

Performance Share Awards

The Plan permits the grant of performance-based share unit (“PSU”) awards.  The PSUs are generally contingent on the achievement of pre-determined performance goals over a three-year performance period as well as on the award holder’s continuous employment until the vesting date.  The PSUs are also indexed to the achievement of specified levels of total shareholder return versus a peer group over the performance period.  Each PSU that is earned will be settled with shares of the Parent Company’s ordinary shares following the completion of the performance period.

The fair value of each PSU is estimated on the date of grant using a Monte Carlo simulation that uses the assumptions noted in the following table.  The risk-free interest rate for periods during the contractual life of the PSU is based on the U.S. Treasury yield curve in effect at the time of grant.  The expected volatility is based on the historical volatility of the Parent Company’s stock after October 2016 blended with the historical volatility of certain peer companies’ stock prior to October 2016 over the most recent three-year period as of the grant date.

	Three Months Ended December 31,
	2018	2017
Risk-free interest rate	2.76%	1.92%
Expected volatility of the Parent Company’s stock	22.90%	21.70%

10.    Redeemable Noncontrolling Interests

The Company consolidates certain subsidiaries in which the noncontrolling interest party has within their control the right to require the Company to redeem all or a portion of its interest in the subsidiary. The redeemable noncontrolling interests are reported at their estimated redemption value. Any adjustment to the redemption value impacts parent company investment but does not impact net income. Redeemable noncontrolling interests which are redeemable only upon future events, the occurrence of which is not currently probable, are recorded at carrying value. As of September 30, 2018, the Company does not have any subsidiaries for which the noncontrolling interest party has within their control the right to require the Company to redeem any portion of its interests.

The following schedules present changes in the redeemable noncontrolling interests (in millions):

Three Months Ended December 31,
2017
Beginning balance, September 30	$209
Net income	13
Foreign currency translation adjustments	7
Realized and unrealized losses on derivatives	(3)
Ending balance, December 31	$226

11.    Accumulated Other Comprehensive Income

The following schedules present changes in AOCI attributable to the Company (in millions, net of tax):

	Three Months Ended December 31,
	2018	2017

Foreign currency translation adjustments
Balance at beginning of period	$(391)	$(237)
Aggregate adjustment for the period (net of tax effect of $0 and $0)	(40)	16
Balance at end of period	(431)	(221)

Realized and unrealized gains (losses) on derivatives
Balance at beginning of period	(7)	5
Current period changes in fair value (net of tax effect of $(1) and $2)	(4)	4
Reclassification to income (net of tax effect of $2 and $(1)) *	2	(2)
Balance at end of period	(9)	7

Realized and unrealized losses on marketable securities
Balance at beginning of period	(8)	(4)
Adoption of ASU 2016-01 **	8	—
Current period changes in fair value (net of tax effect of $0)	—	(4)
Balance at end of period	—	(8)

Pension and postretirement plans
Balance at beginning of period	(2)	(2)
Other changes	—	—
Balance at end of period	(2)	(2)

Accumulated other comprehensive loss, end of period	$(442)	$(224)

*  Refer to Note 7, “Derivative Instruments,” of the notes to combined financial statements for disclosure of the line items on the combined statement of income affected by reclassifications from AOCI into income related to derivatives.

** As previously disclosed, during the quarter ended December 31, 2018, the Company adopted ASU 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” As a result the Company reclassified $8 million of unrealized losses on marketable securities to parent company investment as of October 1, 2018.

12.    Retirement Plans

Participation in Parent Company Defined Benefit Pension Plans (Shared Plans)

Certain retired U.S. employees of Power Solutions receive defined benefit pension benefits through various Parent Company pension plans. Eligible active employees will also receive defined benefit pension benefits through various Parent Company pension plans in the United States upon retirement. These assets or liabilities are not reflected in the combined statements of financial position. Allocated income in connection with these plans were immaterial for the three months ended December 31, 2018 and 2017.

Retirement Benefits

The components of the Company’s net periodic benefit costs, which are primarily related to its U.S. retirement plans, are shown in the table below in accordance with ASC 715, “Compensation — Retirement Benefits” (in millions):

	Three Months Ended December 31,
	2018	2017

Service cost	$4	$4
Interest cost	4	4
Expected return on plan assets	(7)	(8)
Net periodic benefit cost	$1	$—

13.    Significant Restructuring and Impairment Costs

To better align its resources with its growth strategies and reduce the cost structure of its global operations to address the softness in certain underlying markets, the Company commits to restructuring plans as necessary.

In fiscal 2018, the Company committed to a significant restructuring plan (“2018 Plan”) and recorded $11 million of restructuring and impairment costs in the combined statement of income. This is the total amount incurred to date and the total amount expected to be incurred for this restructuring plan. The costs consist primarily of workforce reductions and asset impairments. The restructuring actions are expected to be substantially complete in fiscal 2019.

The following table summarizes the changes in the Company’s 2018 Plan reserve, included within other current liabilities in the combined statement of financial position (in millions):

	Employee Severance and Termination Benefits	Long-Lived Asset Impairments	Total

Original reserve	$5	$6	$11
Utilized—cash	(1)	—	(1)
Utilized—noncash	—	(6)	(6)
Balance at September 30, 2018	$4	$—	$4
Utilized—cash	(1)	—	(1)
Balance at December 31, 2018	$3	$—	$3

The Company’s fiscal 2018 restructuring plans included workforce reductions of approximately 100 employees. Restructuring charges associated with employee severance and termination benefits are paid over the severance period granted to each employee or on a lump sum basis in accordance with individual severance agreements.

Company management closely monitors its overall cost structure and continually analyzes each of its businesses for opportunities to consolidate current operations, improve operating efficiencies and locate facilities in close proximity to customers. This ongoing analysis includes a review of its manufacturing, engineering and purchasing operations, as well as the overall global footprint for all its businesses.

14.    Income Taxes

The income tax provision in the combined statements of income has been calculated as if Power Solutions filed separate income tax returns and was operating as a stand-alone business. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances of Power Solutions as part of consolidated JCI. The Company’s operations have historically been included in the Parent Company’s U.S. federal and state tax returns or non-U.S. jurisdiction tax returns.

The Parent Company’s global tax model has been developed based upon its entire portfolio of businesses. Accordingly, the Company’s tax results as presented are not necessarily indicative of future performance and do not necessarily reflect the results that would have generated as an independent company for the periods presented.

In calculating the provision for income taxes, the Company uses an estimate of the annual effective tax rate based upon the facts and circumstances known at each interim period. On a quarterly basis, the actual effective tax rate is adjusted, as appropriate, based upon changed facts and circumstances, if any, as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter. The U.S. federal statutory tax rate is being used as a comparison due to the Company’s current legal entity structure. For the three months ended December 31, 2018, the Company’s effective tax rate was 35% and was higher than the U.S. federal statutory rate of 21% primarily due the change in the deferred tax liability related to the outside basis of certain subsidiaries, partially offset by the benefits of continuing global tax planning initiatives and non-U.S. tax rate differentials. For the three months ended December 31, 2017, the Company’s effective tax rate was 75% and was higher than the blended U.S. federal statutory rate of 24.5% primarily due to discrete net impacts of U.S. Tax Reform.

As portions of the Company’s operations are included in the Parent Company’s tax returns, payments to certain tax authorities are made by the Parent Company, and not by the Company. The Company does not maintain taxes payable to/from JCI and the Company’s subsidiaries are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. For the three months ended December 31, 2018 and 2017 these settlements were $40 million and $226 million, respectively, and are reflected as changes in the parent company investment.

Valuation Allowances

The Company reviews the realizability of its deferred tax asset valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowances may be necessary.

Uncertain Tax Positions

At September 30, 2018, the Company had gross tax effected unrecognized tax benefits of $211 million which, if recognized, would impact the effective tax rate. Total net accrued interest at September 30, 2018 was approximately $6 million (net of tax benefit). The interest and penalties accrued during the three months ended December 31, 2018 and 2017 were immaterial. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Impacts of Tax Legislation and Change in Statutory Tax Rates

On December 22, 2017, the “Tax Cuts and Jobs Act” (H.R. 1) was enacted and significantly revises U.S. corporate income tax by, among other things, lowering corporate income tax rates, imposing a one-time transition tax on deemed repatriated earnings of non-U.S. subsidiaries, and implementing a territorial tax system and various base erosion minimum tax provisions.

In connection with the Company’s analysis of the impact of the U.S. tax law changes, the Company recorded a provisional net tax charge of $161 million during fiscal 2018 consistent with guidance prescribed by Staff Accounting Bulletin 118. This provisional net tax charge arises from expense of $50 million due to the remeasurement of U.S. deferred tax assets and liabilities as well as the one-time transition tax on deemed repatriated earnings, inclusive of all relevant taxes, of $111 million.  The Company’s estimated charge of the remeasurement of U.S. deferred tax assets and liabilities increased from $41 million as of December 31, 2017 to $50 million as of September 30, 2018 due to calculation refinement of the Company’s estimated impact. The Company remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% or the blended fiscal 2018 rate of 24.5%. The Company’s tax charge for transition tax decreased from $117 million as of December 31, 2017 to $111 million as of September 30, 2018 due to further analysis of the Company’s post-1986 non-U.S. earnings and profits (“E&P”) previously deferred from U.S. federal taxation and refinement of the estimated impact of tax law changes. In the first quarter of fiscal 2019, the Company completed its analysis of all enactment-date income tax effects of the U.S. tax law change with no further adjustment to the provisional amounts recorded as of September 30, 2018.

During the three months ended December 31, 2018 and 2017, other tax legislation was adopted in various jurisdictions. These law changes did not have a material impact on the Company’s combined financial statements.

Other Tax Matters

In the first quarter of fiscal 2019, the Company recorded a discrete non-cash tax charge of $73 million related to a change in the deferred tax liability related to the outside basis of certain subsidiaries.

15.    Product Warranties

The Company offers warranties to its customers depending upon the specific product and terms of the customer purchase agreement. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty-related costs based on actual historical return rates and other known factors. Based on analysis of return rates and other factors, the Company’s warranty provisions are adjusted as necessary. The Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different than those estimates.

The Company’s product warranty liability is recorded in the combined statement of financial position in other current liabilities if the warranty is less than one year and in other noncurrent liabilities if the warranty extends longer than one year.

The changes in the carrying amount of the Company’s total product warranty liability for the three months ended December 31, 2018 and 2017 was as follows (in millions):

	Three Months Ended December 31,
	2018	2017
Balance at beginning of period	$74	$86
Accruals for warranties issued during the period	50	60
Accruals related to pre-existing warranties (including changes in estimates)	2	(2)
Settlements made (in cash or in kind) during the period	(31)	(51)
Balance at end of period	$95	$93

16.   Commitments and Contingencies

Environmental Matters

The Company accrues for potential environmental liabilities when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. As of December 31, 2018 and September 30, 2018, reserves for environmental liabilities totaled $7 million. Such potential liabilities accrued by the Company do not take into consideration possible recoveries of future insurance proceeds. They do, however, take into account the likely share other parties will bear at remediation sites. It is difficult to estimate the Company’s ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. Nevertheless, the Company does not currently believe that any claims, penalties or costs in connection with known environmental matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of existing owned facilities. At December 31, 2018 and September 30, 2018, the Company recorded conditional asset retirement obligations of $11 million and $13 million, respectively.

Insurable Liabilities

The Company records liabilities for its workers’ compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. At December 31, 2018 and September 30, 2018, the insurable liabilities totaled $12 million and $11 million, respectively.

The Company is involved in various lawsuits, claims and proceedings incident to the operation of its businesses, including those pertaining to product liability, environmental, safety and health, intellectual property, employment, commercial and contractual matters, and various other casualty matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, it is management’s opinion that none of these will have a material adverse effect on the Company’s financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

17.   Related Party Transactions and Parent Company Investment

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties, such as equity affiliates. Such transactions consist of the sale or purchase of goods and other arrangements.

The net sales to and purchases from related parties included in the combined statements of income were $185 million and $34 million, respectively, for the three months ended December 31, 2018; and $197 million and $32 million, respectively, for the three months ended December 31, 2017.

The following table sets forth the amount of accounts receivable due from and payable to related parties in the combined statements of financial position (in millions):

	December 31, 2018	September 30, 2018
Receivable from related parties	$57	$67
Payable to related parties	32	57

The Company has also provided financial support to certain of its VIE’s, see Note 1, “Financial Statements,” of the notes to combined financial statements for additional information.

Corporate Allocations and Parent’s Net Investment

The combined statements of income include allocations for certain support functions that are provided on a centralized basis by the Parent Company and subsequently recorded at the business unit level, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of combined sales, headcount or other measures of the Company or the Parent Company. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from the Parent Company, are reasonable. Nevertheless, the combined financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the combined results of operations, financial position and cash flows had it been a stand-alone company during the years presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

In addition to the transactions discussed above, certain intercompany transactions between the Company and the Parent Company have not been recorded as related party transactions. These transactions are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined statements of financial position as parent company investment.